Exhibit 99.1

Sino-Global Announces Fiscal 2014 Third Quarter Financial Results

Company delivers third consecutive profitable quarter with EPS of $0.07

NEW YORK, May 13, 2014 /PRNewswire/ -- Sino-Global Shipping America, Ltd. (NasdaqCM: SINO) (“Sino-Global” or the “Company”), an international shipping agency and logistic services provider, today announced its financial results for the fiscal 2014 third quarter ended March 31, 2014.

	For the Three Months Ended March 31,
	2014	2013	% Change
Revenues	$2,092,525	$2,339,074	-10.5%
Shipping Agency Services	$1,226,015	$2,339,074	-47.6%
Shipping and Chartering Services	-	-	NM
Inland Transportation Management Services	$866,510	-	NM
Gross margin	54.7%	14.8%	39.9%
Operating margin	3.4%	-9.6%	NM
Net income (losses) attributable to Sino-Global	$326,121	$(166,510)	NM
Diluted earnings per share	$0.07	$(0.06)	NM

●	Three consecutive quarters of net profit with diluted earnings per share of $0.07 and $0.23 for the three and nine months ended March 31, 2014, respectively.

●	Strong results from the newly developed Inland Transportation Management Services business that generated revenues of $0.87 million, or 41% of total revenues for the three months ended March 31, 2014.

●	Significantly improved gross margin of 54.7% for the three months ended March 31, 2014 from 14.8% for the same period of 2013, thanks to strong contribution from the higher margin Inland Transportation Management Services business and streamlined Shipping Agency business.

Mr. Lei Cao, Chairman and Chief Executive Officer of Sino-Global commented: “Despite a challenging macroeconomic environment that continued to drag on the shipping industry, we are pleased to see our efforts to reorganize and streamline our Shipping Agency business and expand our service platform continuing to pay off. During the third quarter of fiscal 2014, with improved gross margin in our Shipping Agency business and solid contribution from the newly launched Inland Transportation Management Services business, we notched our third consecutive profitable quarter – not an insignificant achievement for Sino-Global, in our view. Looking ahead, we are increasingly optimistic about our future as we continue to streamline our operation and expand our service platform. We look forward to sharing our company’s story with investors in New York at the end of the month.”

The Company will be a featured presenter at the 3rd Annual Marcum MicroCap Conference on Thursday, May 29, 2014 in New York City at the Grand Hyatt Hotel. Its presentation is scheduled to begin at 10:00 a.m. EDT.

Q3 FY2014 Financial Results

	For the Three Months Ended March 31,
	2014			2013
	Revenues	Cost of revenues	Gross profit	Revenues	Cost of revenues	Gross profit
Shipping Agency Services	$1,226,015	$825,181	$400,834	$2,339,074	$1,993,924	$345,150
Shipping and Chartering Services	-	-	-	-	-	-
Inland Transportation Management Services	866,510	123,333	743,177	-	-	-
Consolidated	$2,092,525	$948,514	$1,144,011	$2,339,074	$1,993,924	$345,150

Total revenues decreased by 10.5% to $2,092,525 for the three months ended March 31, 2014 from $2,339,074 for the same period of 2013. The decline in total revenues was mainly due to decline in our Shipping Agency business, partially offset by our newly developed Inland Transportation Management Services business. Our Shipping Agency business continued to be negatively impacted by the softening of the Chinese economy and decreased 47.6% to $1,226,015 for the three months ended March 31, 2014 from $2,339,074 for the same period of 2013. The decline in our Shipping Agency business was also a result of our ongoing efforts to reorganize and streamline our core Shipping Agency operation by focusing on profitability, which involved taking on projects that featured lower revenues but higher margins. The Inland Transportation Management Services business, which we launched in the second fiscal quarter, generated revenues of $866,510 for the three months ended March 31, 2014. Revenues from the Inland Transportation Management Services business was related to the delivery of services to Tianjin Zhi Yuan Investment Group Co., Ltd. (“Zhiyuan”), a company that is owned by Mr. Zhang, the largest shareholder of our Company. We didn’t have any revenues for the Shipping and Chartering Services business for the three months ended March 31, 2014.

Cost of revenues decreased by 52.4% to $948,514 for the three months ended March 31, 2014 from $1,993,924 for the same period of 2013. The decline was primarily driven by lower cost associated with the Shipping Agency business, partially offset by the cost associated with the Inland Transportation Services business. Gross margin of 54.7% for the three months ended March 31, 2014 increased significantly from 14.8% for the same period of 2013, mainly due to increased gross margin of our Shipping Agency business and contribution from our newly launched Inland Transportation Management Services business that featured higher gross margin. Cost of revenues for Shipping Agency and Inland Transportation Management Services were $825,181 and $123,333, leading to gross margins of 32.7% and 85.8%, respectively, for the three months ended March 31, 2014.

General and administrative expenses increased by 84.7% to $996,355 for the three months ended March 31, 2014 from $539,348 for the same period of 2013. This increase was mainly due to (1) increased salaries and benefits for our staff of $120,586, (2) increased office expense of $70,925, (3) increased listing expenses of $138,622, and (4) increased meeting, traveling and business development expenses of $121,974. Selling expenses increased by 161.3% to $77,346 for the three months ended March 31, 2014 from $29,606 for the same period of 2013, mainly due to higher commission payments to one of our major business partners, Monson, who refers shipping agency business to us.

Operating profit of $70,310 for the three months ended March 31, 2014 compared to operating loss of $223,804 for the same period of 2013. This marks our second quarterly operating profit since our IPO in 2008, showing that our continued efforts to streamline our operations and diversify our revenue streams are starting to bear fruit. Operating profit margin of 3.4% for the three months ended March 31, 2014 compared to operating loss margin of 9.6% for the same period of 2013.

As a result of the foregoing, we reported net income of $86,399 for the three months ended March 31, 2014, compared to net loss of $211,040 for the same period of 2013. After deduction of non-controlling interest, net profit attributable to Sino-Global was $326,121, or $0.07 per diluted share, for the three months ended March 31, 2014, compared to net loss attributable to Sino-Global of $166,510, or net loss of $0.06 per diluted share, for the same period of 2013.

Year-to-Date FY2014 Financial Results

	For the Nine Months Ended March 31,
	2014			2013
	Revenues	Cost of revenues	Gross profit	Revenues	Cost of revenues	Gross profit
Shipping Agency Services	$4,628,578	$3,598,641	$1,029,937	$16,650,903	$15,118,150	$1,532,753
Shipping and Chartering Services	1,937,196	1,291,048	646,148	-	-	-
Inland Transportation Management Services	1,316,600	187,396	1,129,204	-	-	-
Consolidated	$7,882,374	$5,077,085	$2,805,289	$16,650,903	$15,118,150	$1,532,753

Total revenues decreased by 52.7% to $7,882,374 for the nine months ended March 31, 2014 from $16,650,903 for the same period of 2013. The decline in total revenues was due mainly to decline in revenues from our Shipping Agency business as it is being reorganized, partially offset by revenues from our newly launched Shipping and Chartering Services and Inland Transportation Management Services businesses. As a result of the softening of the Chinese economy and our ongoing effort to streamline our Shipping Agency business by focusing on its profitability, our revenues from the Shipping Agency business decreased 72.2% to $4,628,578 for the nine months ended March 31, 2014 from $16,650,903 for the same period of 2013. The Shipping and Chartering Services business, which we launched in the first quarter of fiscal 2014, generated revenues of $1,937,196 for the nine months ended March 31, 2014. We also launched Inland Transportation Management Services business in the second quarter of fiscal 2014 and generated revenues of $1,316,600 for the nine months ended March 31, 2014. Revenues from both the Shipping and Chartering Services and Inland Transportation Management Services businesses were related to the execution of services agreement with Zhiyuan.

Cost of revenues decreased by 66.4% to $5,077,085 for the nine months ended March 31, 2014 from $15,118,150 for the same period of 2013. The decline was primarily driven by lower cost associated with the Shipping Agency business, partially offset by the launch of the Shipping and Chartering Services in the first quarter and the Inland Transportation Management Services in the second quarter of fiscal 2014. Gross margin was 35.6% for the nine months ended March 31, 2014, compared to 9.2% for the same period of 2013 mainly due to the ramp of higher-margin new lines of services. Cost of revenues for Shipping Agency, Shipping and Chartering Services, and Inland Transportation Management Services were $3,598,641, $1,291,048, and $187,396, leading to gross margins of 22.3%, 33.4% and 85.8%, respectively, for the nine months ended March 31, 2014.

General and administrative expenses decreased by 2.0% to $2,492,197 for the nine months ended March 31, 2014 from $2,543,959 for the same period of 2013, mainly driven by reduction in labor expenses of $232,414, offset by increases in listing fees of $63,813 and business development expenses of $118,380. Selling expenses decreased by 3.4% to $205,871 for the nine months ended March 31, 2014 from $213,032 for the same period of 2013, primarily due to lower commission payments related to the decline in the Shipping Agency business, partially offset by increased commission payout ratio to one of our major business partners, Monson.

Operating profit of $107,221 for the nine months ended March 31, 2014 compared to operating loss of $1,224,238 for the same period of 2013, primarily driven by our continued cost-reduction effort and the operating profit from newly developed Shipping and Chartering Services and Inland Transportation Management Services businesses. Operating profit margin of 1.4% for the nine months ended March 31, 2014 compared to operating loss margin of 7.4% for the same period of 2013.

As a result of the foregoing, we had net income of $198,137 for the nine months ended March 31, 2014, compared to net loss of $1,219,051 for the same period of 2013. After deduction of non-controlling interest, net profit attributable to Sino-Global was $1,100,636, or $0.23 per diluted share, for the nine months ended March 31, 2014, compared to net loss attributable to Sino-Global of $648,329, or net loss of $0.22 per diluted share, for the same period of 2013.

Financial Condition

As of March 31, 2014, the Company had cash and cash equivalents of $2,290,635 and working capital of $2,843,196, compared to $3,048,831 and $2,740,260, respectively, at the end of fiscal year 2013 ended June 30, 2013. Net cash used in operating activities was $627,753 for the nine months ended March 31, 2014, as compared to $4,043,279 for the same period of 2013. Net cash used in investing activities was $203,702 for the nine months ended March 31, 2014, as compared to $50,198 for the same period of 2013.

Recent Developments

On January 6, 2014, the Company announced that it had signed a three-year strategic partnership agreement (the “Tally Agreement”) with the Dalian subsidiary of a Chinese state-owned enterprise, China United Tally Co., Ltd. (“China Tally Dalian”) to jointly develop third-party verification services at key ports across China. Under the terms of the Tally Agreement, China Tally Dalian will be Sino-Global’s exclusive partner in the development and deployment of third-party verification services for the Company’s customers at key ports across China.

On April 4, 2014, the Company announced that it has signed a one-year strategic cooperation agreement (the “PENAVICO Agreement”) with China Ocean Shipping Agency (“PENAVICO”) to jointly develop their shipping agency business both in China and overseas through a cross-referral and collaboration arrangement. Under the terms of the Agreement, Sino-Global and PENAVICO will leverage each other’s strengths at different ports to explore cross-referral and profit sharing opportunities among existing clients.

About Sino-Global Shipping America, Ltd.

Founded in the United States of America (“US”) in 2001, Sino-Global Shipping America, Ltd. is a Virginia corporation with its primary US operations in New York. We provide our customers with comprehensive yet customized shipping agency, shipping and chartering, and inland transportation management services. As a general shipping agent, the Company serves ships coming to and departing from a number of countries and regions, including China, Australia, South Africa, Brazil, New Zealand, and Canada. For more information, please visit: www.sino-global.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global’s filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Mr. Anthony S. Chan, CPA

EVP and Director

anthony@sino-global.com

+1 718-888-1814

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	June 30,
	2014	2013

Assets
Current assets
Cash and cash equivalents	$2,290,635	$3,048,831
Advances to suppliers	59,558	231,772
Accounts receivable, less allowance for doubtful accounts of $426,818 and $690,065 as of March 31, 2014 and June 30, 2013, respectively	343,047	3,142,203
Other receivables, less allowance for doubtful accounts of $222,600 and $233,950 as of March 31, 2014 and June 30, 2013, respectively	204,245	142,206
Other current assets	6,537	12,488
Prepaid taxes	-	26,288
Due from related parties	1,108,334	541,377

Total current assets	4,012,356	7,145,165

Property and equipment, net	343,482	267,662
Other long-term assets	16,709	18,278
Deferred tax assets	145,800	105,100

Total Assets	$4,518,347	$7,536,205

Liabilities and Equity
Current liabilities
Advances from customers	$172,527	$710,172
Accounts payable	350,254	3,219,240
Accrued expenses	31,514	51,352
Other current liabilities	614,865	424,141

Total Current Liabilities	1,169,160	4,404,905

Total Liabilities	1,169,160	4,404,905

Commitments and Contingency

Equity
Preferred stock, 1,000,000 shares authorized, no par value, none issued.	-	-
Common stock, 10,000,000 shares authorized, no par value; 4,829,032 shares issued as of March 31, 2014 and June 30, 2013; 4,703,841 outstanding as of March 31, 2014 and June 30, 2013	10,750,157	10,750,157
Additional paid-in capital	1,144,842	1,144,842
Treasury stock, at cost - 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(3,755,977)	(4,856,613)
Accumulated other comprehensive income	39,900	54,791
Unearned Stock-based Compensation	(15,520)	(15,520)

Total Sino-Global Shipping America Ltd. Stockholders' equity	7,790,875	6,705,130

Non-Controlling interest	(4,441,688)	(3,573,830)

Total equity	3,349,187	3,131,300

Total Liabilities and Equity	$4,518,347	$7,536,205

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the nine months ended March 31,		For the three months ended March 31,
	2014	2013	2014	2013

Net revenues	$7,882,374	$16,650,903	$2,092,525	$2,339,074

Cost of revenues	(5,077,085)	(15,118,150)	(948,514)	(1,993,924)
Gross profit	2,805,289	1,532,753	1,144,011	345,150

General and administrative expenses	(2,492,197)	(2,543,959)	(996,355)	(539,348)
Selling expenses	(205,871)	(213,032)	(77,346)	(29,606)
	(2,698,068)	(2,756,991)	(1,073,701)	(568,954)

Operating Income (loss)	107,221	(1,224,238)	70,310	(223,804)

Financial income(expense), net	(52,174)	22,674	(91,896)	(7,060)
Other income, net	137,171	47,013	106,799	5,224
	84,997	69,687	14,903	(1,836)

Net income (loss) before provision for income taxes	192,218	(1,154,551)	85,213	(225,640)

Income tax benefit (expense)	5,919	(64,500)	1,186	14,600

Net income (loss)	198,137	(1,219,051)	86,399	(211,040)

Net loss attributable to non-controlling interest	(902,499)	(570,722)	(239,722)	(44,530)

Net income (loss) attributable to Sino-Global Shipping America, Ltd.	$1,100,636	$(648,329)	$326,121	$(166,510)

Net income (loss)	$198,137	$(1,219,051)	$86,399	$(211,040)

Other comprehensive income:
Foreign currency translation adjustments	19,751	(9,596)	60,145	7,327
Comprehensive income (loss)	217,888	(1,228,647)	146,544	(203,713)

Less: Comprehensive loss attributable to non-controlling interest	(867,858)	(593,205)	(157,265)	(52,538)

Comprehensive income (loss) attributable to Sino-Global Shipping America Ltd.	$1,085,746	$(635,442)	$303,809	$(151,175)

Earnings (loss) per share
-Basic and diluted	$0.23	$(0.22)	$0.07	$(0.06)

Weighted average number of common shares used in computation
-Basic and diluted	4,703,841	2,903,841	4,703,841	2,903,841

SINO-GLOBAL SHIPPING AMERICA LTD. AND AFFILIATES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the nine months ended March 31,
	2014	2013

Operating Activities

Net income (loss)	$198,137	$(1,219,051)
Adjustment to reconcile net income (loss) to net cash used in operating activities
Depreciation and amortization	103,041	139,859
Recovery of doubtful accounts	(263,247)
Deferred tax (benefit) expense	(40,700)	64,500
Gain on disposition of property and equipment	(28,666)	(3,398)
Changes in assets and liabilities
Decrease in advances to suppliers	172,214	96,151
Decrease (increase) in accounts receivable	472,664	(1,825,731)
(Increase) decrease in other receivables	(62,039)	84,825
Decrease in other current assets	5,951	52,950
Decrease in prepaid taxes	26,288	1,167
Decrease in other long-term assets	1,568	12,443
Increase in due from related parties	(566,957)
(Decrease) increase in advances from customers	(537,646)	18,848
Decrease in accounts payable	(279,246)	(1,536,468)
Decrease in accrued expenses	(19,838)	(9,252)
Increase in other current liabilities	190,723	79,878

Net cash used in operating activities	(627,753)	(4,043,279)
Investing Activities
Acquisitions of property and equipment	(203,702)	(50,198)

Net cash used in investing activities	(203,702)	(50,198)

Financing Activities
Increase in noncontrolling interest in majority-owned subsidiary	-	(9,866)

Net cash used in financing activities	-	(9,866)

Effect of exchange rate fluctuations on cash and cash equivalents	73,259	1,030

Net decrease in cash and cash equivalents	(758,196)	(4,102,313)

Cash and cash equivalents at beginning of period	3,048,831	4,433,333

Cash and cash equivalents at end of period	$2,290,635	$331,020

Supplemental information:
Income taxes paid	$16,961	$19,800
Non-cash transactions of operating activities:
Settlement of related accounts receivable and payable	$2,589,739	$-